

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2015

Via E-mail
John T. Standley
Chairman and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

> **Re: Rite Aid Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed November 24, 2015**
> **File No. 001-05742**

Dear Mr. Standley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Marie L. Gibson, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP